SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549





                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

For the fiscal year ended December 31, 2003
                          -----------------

[    ]  TRANSITION REPORT PURSUANT TO SECTION 15 (de) OF THE SECURITIES EXCHANGE
        ACT OF 1934
        For the transition period from __________ to __________

                             Commission file number 0-17156

A. Full title of the plan and address of the plan, if different from that of the issuer named below: Merisel, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Merisel, Inc. 200 Continental Blvd., El Segundo,
California 90245


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                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                              Financial Statements
                            and Supplemental Schedule

                                December 31, 2003

                        With Independent Auditors' Report


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                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN

                                Table of Contents

                                                                                                         Page(s)

Independent Auditors' Report                                                                                   1

Financial Statements:

        Statements of Net Assets Available for Plan Benefits at December 31, 2003 and
         2002                                                                                                  2

       Statement of Changes in Net Assets Available for Plan Benefits for the year
         ended December 31, 2003                                                                               3

        Notes to Financial Statements                                                                        4-8

Supplemental Schedule:

       Schedule of Assets (Held at End of Year) as of
         December 31, 2003                                                                                     9

       Other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
       Income Security Act of 1974 have been omitted because they are not applicable.





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                          Independent Auditors' Report


    To the Plan Administrator of the
    Merisel, Inc. 401(k) Retirement Savings Plan:

    We have audited the accompanying statements of net assets available for plan benefits of the Merisel, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Merisel, Inc. 401(k)
    Retirement Savings Plan as of December 31, 2002 were audited by other auditors whose report dated June 25, 2003, expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with the standards of the Public
    Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003, and the changes in the net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

    Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement
    Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

    /s/ Holthouse Carlin & Van Trigt LLP
    Westlake Village, California
    June 16, 2004


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                                                    MERISEL, INC.
                                           401(k) RETIREMENT SAVINGS PLAN

                                Statements of Net Assets Available for Plan Benefits

                                             December 31, 2003 and 2002

                                                                                           2003              2002
                                                                                           ----              ----

Investments (participant-directed):

   Connecticut General Life Insurance Company
     group annuity contract:
      Pooled separate accounts                                                             $5,048,477      $4,214,546
      Guaranteed income general account                                                     2,296,663       2,428,780
   Merisel, Inc. common stock                                                                 741,541         298,530
   Participant loans                                                                            6,664          16,700
                                                                                                -----          ------

         Total investments                                                                  8,093,345       6,958,556
                                                                                            ---------       ---------


Receivables:
     Employer contribution                                                                          -          19,494
     Participant contributions                                                                      -               -
                                                                                        -------------      --------------

         Total receivables                                                                          -          19,494
                                                                                        -------------      --------------

Net assets available for plan benefits                                                     $8,093,345      $6,978,050
                                                                                           ==========      ==========

        See accompanying notes to financial statments.

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                                                    MERISEL, INC.
                                           401(k) RETIREMENT SAVINGS PLAN

                           Statement of Changes in Net Assets Available for Plan Benefits

                                            Year ended December 31, 2003


Additions to net assets attributed to:
   Investment income
     Interest income                                                                                      $ 67,000
     Net appreciation in fair value of pooled separate accounts                                          1,167,526
     Net appreciation in fair value of Merisel, Inc. common stock                                          561,464
                                                                                                      ------------
         Total investment income                                                                         1,795,990
                                                                                                      ------------

   Contributions:
     Employer matching                                                                                      58,472
     Participant salary reduction                                                                          178,139
                                                                                                      ------------
     Total contributions                                                                                   236,611
                                                                                                      ------------

         Total additions                                                                                 2,032,601
                                                                                                      ------------

Deductions from net assets attributed to:

   Benefits paid to participants                                                                           897,077
   Deemed distributions                                                                                      7,683
   Administrative expenses                                                                                  12,546
                                                                                                      ------------

         Total deductions                                                                                  917,306
                                                                                                      ------------

         Net increase                                                                                    1,115,295

Net assets available for plan benefits:
   Beginning of year                                                                                     6,978,050
                                                                                                      ------------

   End of year                                                                                          $8,093,345
                                                                                                        ==========
        See accompanying notes to financial statments.





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                                  MERISEL, INC.
                          401(k) RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                                  December 31, 2003



1.  Description of Plan
The following description of the Merisel, Inc. ("Company") 401(k) Retirement
Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering employees of the Company who have 30 days of service and are twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions
Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined by the Plan, except that highly compensated employees, as defined by the Plan, may only contribute up to 7 percent. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50 percent of the first 6 percent of annual compensation that a participant contributes to the Plan. The Company's matching contribution is made on a quarterly basis and is subject to an annual true up adjustment. To qualify for the quarterly matching contribution, participants must be employed by the Company on the last day of the quarter. The amount of the matching contribution is determined each year by the Board of Directors and at its discretion may even determine that no matching contribution will be made.

Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan. The investment options are included under the Plan's group annuity contract with Connecticut General Life Insurance
Company ("CIGNA") and includes pooled separate accounts reflecting mutual funds as well as funds held in the insurance company general account reflecting a guaranteed income fund. In addition, participants may direct their investments to a Merisel, Inc. common stock fund.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.



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1.  Description of Plan (continued)

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.
The loans are secured by the balance in the participant's account and bear an interest rate equal to 2 percentage points more than the prime rate stated in the Wall Street Journal on the day the loan is made. The interest rates for loans outstanding range from 6.0 percent to 11.0 percent. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a fixed period of years. Inservice distributions are allowed under certain conditions.

Forfeited Accounts
At December 31, 2003, forfeited nonvested accounts totaled $3,700. These accounts may be used to reduce future employer contributions to the Plan. Also, in 2003, employer contributions were reduced by $252 from forfeited nonvested accounts.


2.  Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan
Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.



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2.  Summary of Significant Accounting Policies (continued)

Valuation of Investments
The Plan's investment in the CIGNA group annuity contract is essentially a fully benefit-responsive contract, and accordingly, the contract is included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), as reported to the Plan by CIGNA. Investments in pooled separate accounts at contract value equal fair value, as it is based on the market value of the underlying assets of the funds. Investments in the insurance company general account have been valued at contract value, even though under certain limited circumstances CIGNA reserves the right to defer transfers or distributions, because it is the amount a participant would expect to receive under the terms of an ongoing contract. Under most circumstances contract value will approximate fair value. The average yield and crediting interest rates were approximately 4.29 percent and 4.25 percent during 2003 and 2002, respectively;
the crediting interest rate is reset every six months by CIGNA. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Plan's investment in Merisel, Inc. common stock is stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits Benefits are recorded when paid.

Expenses
Expenses incurred in the administration of the Plan are paid by the Plan, unless paid by the Company at its option. During 2003, the Plan paid $12,546 to CIGNA for administrative and transaction charges, as well as for fees related to the purchase and sale of Merisel, Inc. stock. The Company at its discretion, decided to pay the fees of the qualified independent public accountant.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

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3.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

4.  Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2003:
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


CIGNA group annuity contract accounts:

     Guaranteed Income Fund                                                  $2,296,663
     S&P 500 Index Fund                                                         993,654
     Fidelity Advisor Equity Growth Account                                   1,823,038
     Merisel, Inc. Common Stock                                                 741,541
     Strong Advisor Small Cap Value Fund                                        427,556


For the year ended December 31, 2003 the net appreciation of investments in mutual funds was $1,167,526 and the net appreciation of the investment in the Merisel, Inc. Common Stock was $561,464.


5.  Tax Status

The Plan is an individually designed plan. The Internal Revenue Service has determined and informed the Company by a letter dated September 30, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.  Party-In-Interest Transactions

CIGNA is the Custodian of the Plan and holds and manages investments. Transactions with CIGNA are party-in-interest transactions.

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7.  Subsequent Events

Effective April 1, 2004, Prudential Financial, Inc. acquired CIGNA Retirement & Investment Services.





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                                  MERISEL, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                            (EIN 95-4172359 Plan 004)
                    Schedule of Assets (Held at End of Year)
                   (Schedule H, Part IV, Item 4i - Form 5500)

                                December 31, 2003
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         Identity of issuer                                                                              Current
             or borrower                  Description of investment                                       value
             -----------                  -------------------------                                     ------------

  *Connecticut                       Group annuity contract (GA-37125)
      General Life Insurance
      Company

                                     Guaranteed Income Fund                                               $2,296,663
                                     S&P Index Fund                                                          993,655
                                     Fidelity Advisor Growth Opportunities Account                                61
                                     Fidelity Advisor Equity Growth Account                                1,823,038
                                     CIGNA Lifetime20 Fund                                                   362,639
                                     CIGNA Lifetime30 Fund                                                   358,072
                                     CIGNA Lifetime40 Fund                                                   380,481
                                     CIGNA Lifetime50 Fund                                                   249,185
                                     International Blend/Bank of Ireland Fund                                 41,426
                                     Mid Cap Value Fund (Wellington Mgmt.)                                   360,588
                                     Strong Advisor Small Cap Value Fund                                     427,556
                                     Alliance Growth & Income Fund                                            51,777

  *Merisel, Inc.                     Shares of plan sponsor common stock                                     741,541

  *Participant loans                 Loans to participants, maturities up
                                        to 5 years, interest rates between
                                        6.0% to 11.0%                                                          6,664
                                                                                                         ------------

                                                                                                          $8,093,345
                                                                                                         ============
  *Indicates a party-in-interest to the Plan.


       See auditors' report and accompanying notes to financial statments.
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                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  June 29, 2004         Merisel, Inc. 401(k) Retirement Savings Plan
                             --------------------------------------------
                                           (Name of plan)


                                 By: /s/Timothy N. Jenson
                                     -----------------------------------
                                     Timothy N. Jenson
                                     CEO and President